Exhibit 99.1

FOR RELEASE May 17, 2011, immediately

Step Out Holes Hit High Grade Copper at Tower Property
6.1 % Copper, 1.6g/t Gold, 2.0% Zinc, 35.9g/t Silver across 4.9m including
10.1% Copper, 1.2g/t Gold, 2.6% Zinc, 56.1g/ /t Silver across 2.6 m

TORONTO, Ontario. Pure Nickel Inc. (NIC: TSX, OTCBB: PNCKF) today announced that its option partner Rockcliff Resources Inc. (RCR: TSXV) reported that 100m step out drill holes south of its previous high grade copper intercepts at Tower continues to intersect high grade copper and extends the deposit southward. Rockcliff has now intersected high grade copper mineralization across a strike length of 600m with the majority of drill holes testing the deposit down to a 300m vertical depth. The Tower Deposit remains open to the south and at depth where down hole geophysics has indicated an extensive sheet of sulphide mineralization continuing to a minimum vertical depth of 600m. Future drilling will target the deposit along strike to the south and to a vertical depth of 600m.

Significant assay results from TP11-18 to TP11-24 holes are tabulated below.

  1.3% copper, 0.2g/t gold, 0.3% zinc, 5.2g/t silver across 2.7m including
  1.8% copper, 0.3g/t gold, 0.4% zinc, 7.6g/t silver across 1.7m (Hole 18)

  6.1% copper, 1.6g/t gold, 2.0% zinc, 35.9g/t silver across 4.9m including
  10.1% copper, 1.2g/t gold, 2.6% zinc, 56.1g/t silver across 2.6m (Hole 21)

  4.5% copper, 0.3g/t gold, 1.7% zinc, 21.4g/t silver across 3.7m including
  10.0% copper, 0.6g/t gold, 2.8% zinc, 49.1g/t silver across 1.4m (Hole 22)

  1.7% copper, 0.1g/t gold, 1.1% zinc, 8.9g/t silver across 2.4m including
  3.3% copper, 0.1g/t gold, 1.1% zinc, 14.1g/t silver across 1.1m (Hole 23)

  2.7% copper, 0.2g/t gold, 0.5% zinc, 11.1g/t silver across 2.5m including
  3.6% copper, 0.2g/t gold, 0.7% zinc, 15.6g/t silver across 1.6m (Hole 24)

A longitudinal section showing pierce point locations of all historical and Rockcliff’s drill holes on the Tower Deposit may be viewed on the Company’s website at www.purenickel.com.

Rockcliff’s fall/winter drill program has now been completed in 24 drill holes totalling over 7,500m. Additional drilling planned in 2011 will focus on extending the deposit along strike to the south and below 300m. Additional exploration in 2011 will also focus along a favourable 12km long “VMS corridor” where preliminary airborne data outlined six high priority VTEM targets with one of the targets corresponding to the Tower Deposit.

Significant assay results from drill holes TP11-18 to TP11-24 are tabulated below along with drill hole information. The lengths reported are drill intersected core lengths and do not represent true widths.

Borehole	From	To	Length	Copper	Gold	Zinc	Silver	Grid
	(m)	(m)	(m)%		g/t	%	g/t	N/E/Azimuth/Dip*
TP11-18	325.9	328.6	2.7	1.3	0.2	0.3	5.2	450N/260E/280/62
includes	325.9	327.6	1.7	1.8	0.3	0.4	7.6

TP11-21	174.6	179.5	4.9	6.1	1.6	2.0	35.9	000N/035E/280/55
includes	174.9	177.4	2.6	10.1	1.2	2.6	56.1

TP11-22	261.7	265.4	3.7	4.5	0.3	1.7	21.4	000N/035E/280/70
includes	262.2	263.6	1.4	10.0	0.6	2.8	49.1

TP11-23	226.7	229.1	2.4	1.7	0.1	1.1	8.9	100S/015WE/280/57
includes	228	229.1	1.1	3.3	0.1	1.1	14.1

TP11-24	282.8	285.3	2.5	2.7	0.2	0.5	11.1	100S/015W/280/70
includes	282.8	284.4	1.6	3.6	0.2	0.7	15.6

TP11-19 did not intersect copper mineralization and TP11-20 intersected 0.4% copper across 3.3m. Both holes were drilled at grid co-ordinate 2+00N and represent the possible northern limit of the Tower Deposit. Additional borehole geophysics will be conducted in the area to test if sulphide mineralization continues north of these holes.

To earn a 70% interest in the property, Rockcliff must pay $150,000 in incremental payments to Pure Nickel Inc. over four years and will be required to incur aggregate exploration expenditures totalling $4,000,000 over four years; $2,000,000 over two years to earn a 50% working interest and a further $2,000,000 to earn a further 20% working interest. For additional information please refer to the February 21, 2008 news release.

Ken Lapierre, P.Geo., President & CEO of Rockcliff Resources Inc. and Mark Smethurst, P.Geo., VP Exploration of Rockcliff Resources Inc., are Qualified Persons under the definition of National Instrument 43-101. Mr. Lapierre has reviewed and is responsible for all information in this press release. Mr. Smethurst is responsible for verification and quality assurance of Rockcliff’s exploration data and analytical results. Samples of half core are packaged and shipped directly from Rockcliff’s field office to TSL Laboratories (TSL), Saskatoon, Saskatchewan. TSL is a Canadian assay laboratory and is accredited under ISO/IEC 17025. Each bagged core sample is dried, crushed to 70% passing 10 mesh and a 250g pulp is pulverized to 95% passing 150 mesh for assaying. A 0.5g cut is taken from each pulp for base metal analyses and leached in a multi acid (total) digestion and then analyzed for copper, lead, zinc and silver by atomic absorption. Gold concentrations are determined by fire assay using a 30g charge followed by an atomic absorption finish. Samples greater than upper detection limit (3000 ppb) are reanalyzed using fire assay gravimetric using a 1 AT charge. Rockcliff inserted certified blanks and standards in the sample stream to ensure lab integrity.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
T. (416) 868-1079
Email: cathy@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com